

Mail Stop 3561

June 9, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas NV 89169

      Re: Boyd Gaming Corporation
             Form 10-K for the year ended December 31, 2007
             File No. 001-12882

Dear Mr. Hirsberg:

We have reviewed your response dated May 29, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Note 18. Segment Information, page 94

1. We have reviewed your response to our prior comment 2. However, we are not persuaded that your current presentation of corporate expense as a reportable segment is appropriate. As previously stated, financial measures that are required to be disclosed in compliance with SFAS 131 are not considered to be non-GAAP financial measures under Regulation G and Item 10(e) of Regulation S-K. In this regard, we note that the footnote disclosures you originally provided upon the adoption of SFAS 131 appropriately included the corporate expense balance below the measure of aggregate segment property or loss. You retained this presentation through fiscal 2003, subsequent to which you revised both your format and the accompanying footnote disclosures, in part in response to our guidance regarding the use of non-GAAP financial measures. We do not object to every subsequent change in your footnote. For example, we do not object to your decision to include your share of Borgata's operating income (before pre-opening and amortization expenses) within the aggregate segment property or loss balance in fiscal 2004. In that instance you provided appropriate support for your representation that this equity method investee qualifies as an operating segment. However, based upon the information you have provided, we are unable to conclude that your decision to also reclassify the corporate expense balance was appropriate under the requirements of SFAS 131.

   We do not disagree with your conclusion that the centralized corporate expense is essential and that it should be utilized to understand the performance of the enterprise and/or the combined "Adjusted EBITDA" of the company. However, we would expect a reportable segment to engage in business activities from which it may earn revenues and incur expenses. As your response clearly states, the expenses incurred by "Corporate" are largely in support of your business segments, and the "revenues earned," per your response, are comprised of what appear to be reimbursements for such expenses from your business segments based upon management-determined allocation criteria. Such "revenues" do not constitute revenues earned under SFAS 131. Accordingly, please present the balance of "Corporate" below your measure of "consolidated" segment profit or loss as you have done in prior years. In addition, please do not adjust this balance to exclude share-based compensation expense as the resulting balance is a non-GAAP financial measure and is not a required disclosure under SFAS 131.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief